Exhibit 12.1

FTI Consulting, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

								Pro Forma
	Years Ended December 31,					Nine months ended September 30, 2005	Nine months ended September 30, 2006	Year Ended December 31, 2005	Nine months ended September 30, 2006
	2001	2002	2003	2004	2005
Income from continuing operations before income tax	21,567	58,612	109,629	74,055	97,187	65,633	45,681	86,224	47,558
Add:
Fixed Charges	5,706	7,172	8,239	10,149	20,003	12,784	22,066	41,323	38,347

Income as adjusted	27,273	65,784	117,868	84,204	117,190	78,417	67,747	127,547	85,905

Fixed Charges:
Interest expense on indebtness (including amortization of debt expense)	4,518	4,872	5,389	6,399	15,021	9,080	18,033	36,094	33,837
Portion of rent expense representative of interest (30%)	1,188	2,300	2,850	3,750	4,982	3,704	4,033	5,229	4,510

Total Fixed Charges	5,706	7,172	8,239	10,149	20,003	12,784	22,066	41,323	38,347

Ratio of earnings to fixed charges	4.8	9.2	14.3	8.3	5.9	6.1	3.1	3.1	2.2